

ANGLO AMERICAN

RECEIVED

2006 JUL 18 P 2:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk



06015242

11 July, 2006

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests

- Butterfield Trust – 10 July 2006
- SIP – 10 July 2006
- NEDs shares – 6 July
- Allotment of shares – 6 July

AA plc - Purchase of own shares to hold in treasury

- 7 July 2006
- 6 July 2006
- 5 July 2006

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 35 copies

7/18

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 24,004,413 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
3 July 2006	175,584
4 July 2006	40,584
5 July 2006	30,630
6 July 2006	66,746
7 July 2006	22,296

The Company was advised of these transactions on 7 July 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Andy Hodges
Deputy Secretary
10 July 2006

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 7 July 2006:

1. The SIP trust acquired a total of 8696 ordinary shares at a price of £22.53 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £22.53 and were allocated 5 matching shares, free of charge:

R J King	(PDMR)
R Médori (1)	(director)
R S Robertson	(PDMR)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)

(1) Halifax plc, the SIP operator, advised on 7 July 2006 that Mr Médori joined the SIP in June 2006 and purchased 6 ordinary shares on 7 June 2006 and was allocated 6 matching shares free of charge.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Company Secretary
10 July 2006

Purchases of shares in Anglo American plc

Anglo American plc announces that on 6 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 65,000 ordinary shares of Anglo American plc at a price equivalent to £21.95 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,507,334,937 ordinary shares in issue (excluding treasury shares) and the independent company holds 15,616,306 ordinary shares, representing 1.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

7 July 2006

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,211 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2006.

Following the admission of these Shares the Company's issued share capital will be 1,507,272,098 Shares (excluding those held in treasury).

Andy Hodges
Deputy Secretary

6 July 2006

END.

K:\Min\Compsec\LSE\Alottment of shares to Non Execs - Notification to Exchanges 6.7.06.doc

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 5 July 2006 the following non-executive directors of the Company subscribed for ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R J Margetts	396	20.865
Sir Mark Moody-Stuart	517	20.865
F T M Phaswana	620	20.865
R C Alexander	126	20.865
P Woicke	507	20.865
M A Ramphele	45	20.865

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Andy Hodges
Deputy Secretary
6 July 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 5 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 349,566 ordinary shares of Anglo American plc at a price equivalent to £21.95 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,507,272,098 ordinary shares in issue (excluding treasury shares) and the independent company holds 15,551,306 ordinary shares, representing 1.03 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

6 July 2006

END.

Anglo American plc

RECEIVED
2006 JUL 18 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Purchases of shares in Anglo American plc

Anglo American plc announces that on 4 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 15,236 ordinary shares of Anglo American plc at a price equivalent to £22.40 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,507,141,132 ordinary shares in issue (excluding treasury shares) and the independent company holds 15,201,740 ordinary shares, representing 1.01 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

5 July 2006

END.